Exhibit 2
Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
FOR IMMEDIATE RELEASE
Issue of Stock Acquisition Rights as Stock Options for a Stock-Linked Compensation Plan for Corporate Officers
TOKYO JAPAN, June 29, 2006 —TDK Corporation’s (the “Company”) Board of Directors today passed a resolution, as detailed below, regarding the specific terms for the issuance of stock acquisition rights as stock options for a stock-linked compensation plan. The issuance of these stock acquisition rights was approved by the 110th Ordinary Annual General Meeting of Shareholders the same day.
3. Name of Stock Acquisition Rights
TDK Corporation 2006 Stock-linked Compensation Stock Acquisition Rights (for Corporate Officers, issued free of charge)
4. Number of Stock Acquisition Rights
153
3. Class and Number of Shares to Be Issued Upon the Exercise of the Stock Acquisition Rights
The class of share to be issued upon the exercise of stock acquisition rights shall be the Company’s common stock, and the number of shares for each stock acquisition right (hereinafter the “number of shares granted”) shall be 100.
However, in the event that the Company conducts a stock split, distributes shares free of charge, or consolidates its common stock after the determination date, the “number of shares granted” shall be adjusted according to the following method of calculation. This adjustment will apply to the “number of shares granted” for those stock acquisition rights that have not already been exercised prior to the relevant date. Moreover, fractions of less than one share arising out of the above adjustments shall be discarded.
Post-adjustment “number of shares granted” = Pre-adjustment “number of shares granted” x stock split or stock consolidation ratio
Moreover, in other cases where circumstances arise requiring the “number of shares granted” to be adjusted after the determination date, the “number of shares granted” shall be adjusted appropriately.
4. Method for Calculating the Amount to Be Invested When Exercising Stock Acquisition Rights
The amount to be invested when exercising each stock acquisition right shall be the amount to be paid for each share that can be granted due to the exercise of stock acquisition rights, which shall be ¥1, multiplied by the “number of shares granted.”
5. Exercise Period for Stock Acquisition Rights
The exercise period shall be the period beginning August 6, 2006 and ending August 5, 2026.
6. Other Conditions for Exercising of Stock Acquisition Rights
(1) Stock acquisition rights holders, excluding (2) below, shall not be able to exercise stock acquisition rights in the period from August 6, 2006 to August 5, 2009 and to be able to exercise stock acquisition rights on or after August 6, 2009.
(3) Stock acquisition rights holders shall be permitted to exercise stock acquisition rights until August 5, 2009 in cases specified in a) and b) below, as long as it is within the time frame stipulated.
a) In the event that a stock acquisition rights holder loses his or her position as either director or employee of the Company (including full-time advisors and contract employees, but excluding part-time advisors and part-time contract employees.
* This definition of employee is applicable throughout this resolution.)
Three years from the day after losing the position
b) In the event that a proposal for approval of a merger agreement, under which the Company is to be dissolved, or a proposal for approval of a stock exchange agreement or a proposal for share transfer that makes the Company a wholly owned subsidiary, is approved at a meeting of shareholders of the Company.
A period of 15 days from the day following the approval date
(3) On or after August 6, 2009, in the event that a stock acquisition rights holder loses his or her position as either a director or employee of the Company, the individual may exercise his or her rights up to three years from the day after losing the position as long as it is within the exercise period for stock acquisition rights.
(4) In the event that a stock acquisition rights holder relinquishes his or her stock acquisition rights, such stock acquisition rights cannot be exercised.
7. Items Concerning Increases in Common Stock and Additional Paid-in Capital if Shares Are Issued Due to the Exercise of Stock Acquisition Rights
(1) In the event that shares are issued due to the exercise of stock acquisition rights, common stock shall increase by half the limit for increase in common stock calculated in accordance with Article 40-1 of the Japanese generally accepted accounting principles. Any amount less than one yen arising shall be rounded up to the nearest yen.
(2) In the event that shares are issued due to the exercise of stock acquisition rights, additional paid-in capital shall increase by the amount remaining after deducting the increase in common stock prescribed in (1).
8. Restrictions on the Acquisition of Stock Acquisition Rights due to Transfers
Regarding the acquisition of stock acquisition rights due to transfers, approval is required by resolution of the Company’s Board of Directors.
9. Provisions for the Acquisition of Stock Acquisition Rights No provisions for the acquisition of stock acquisition rights are specified.
10. Amount to Be Paid for Stock Acquisition Rights
No payment shall be necessary for stock acquisition rights.
11. Allotment Date of Stock Acquisition Rights
August 5, 2006
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